                                                                  Exhibit (a)(3)

News Release
FOR IMMEDIATE RELEASE
 For more information, please contact:
 Jay Jacobson, Investor Relations (203) 655-7978

                     AIR EXPRESS INTERNATIONAL (AEI) SIGNS
                     -------------------------------------

                DEFINITIVE MERGER AGREEMENT WITH DEUTSCHE POST;
                -----------------------------------------------

                       DEUTSCHE POST GAINS BASE IN U.S.A.
                       ----------------------------------

     DARIEN, CT., November 15 1999 -- Air Express International Corporation (Nasdaq: AEIC), the largest U.S.-based international freight forwarder, and Deutsche Post AG, Europe's largest mail, parcel and logistics company, today announced that they have signed a definitive merger agreement. Under the terms of the merger agreement, Deutsche Post will acquire AEI for $33 per share in cash or approximately $1.14 billion. AEI's Board of Directors and Deutsche Post's supervisory board have both approved the agreement.

     Pursuant to the merger agreement, Deutsche Post will commence a tender offer for all outstanding shares of AEI at a price of $33 per share in cash. Upon consummation of the tender offer, any remaining shares of AEI will be acquired in a cash merger at the same price.

     The tender offer is subject to various conditions including the tender of a majority of the outstanding shares on a fully diluted basis, and receipt of U.S. and European governmental and regulatory approvals and other conditions customary for similar transactions.

     Deutsche Post plans to integrate all activities into the Danzas Intercontinental Business Unit. As a result, Deutsche Post gains a major stronghold in the U.S.A., and Danzas becomes the leading airfreight forwarder worldwide.

     The new Chief Executive Officer (CEO) of Danzas-AEI will be Renato Chiavi, who now heads up intercontinental business at Danzas. AEI's present CEO,
Guenter Rohrmann, will assume the position of Vice Chairman of Danzas-AEI and will be responsible for the integration. Peter Wagner will be Chairman of the combined company. Hendrik J. Hartong, Jr., AEI's present Chairman, will join the Danzas board.
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     Commenting on the proposed transaction, Dr. Klaus Zumwinkel, Board Chairman of Deutsche Post, stated, "With Air Express International, Deutsche Post gains an ideal base in the U.S. The acquisition is another milestone on the strategic road to becoming the leading international logistics firm."

     Zumwinkel continued, "The Deutsche Post group expects to achieve total sales of DEM 55 billion (about $29.3 billion or EURO 28.1 billion) in the year 2000 with some 270,000 employees. In the year of its IPO, Deutsche Post will be Number One in Europe in its mail, parcel express and logistics activities plus a strong position in financial services."

     Peter Wagner, a member of the Deutsche Post Board and CEO of Danzas, stated, "We believe the acquisition of AEI will create substantial synergies. This joining of forces will position Danzas even better in the U.S. and therefore in transatlantic and transpacific business. When the transaction is completed, Danzas will be the leading global airfreight forwarder, as AEI is already the leading U.S.-based airfreight forwarder. This will help us give customers what they want -- one stop shopping."

     AEI Chairman Hartong declared, "AEI and Danzas have each been very strong forwarders in their own rights, and they will be even stronger as partners. By teaming up, the two companies will be a formidable force worldwide as a provider of integrated logistics solutions." Hartong continued, "We believe the transaction generates excellent value for our shareholders, and we urge them to accept the offer."

     Guenter Rohrmann, AEI's President and CEO, added, "This transaction is very favorable for the customers of both AEI and Danzas. They will be able to draw upon the greatly expanded resources of the combined organizations, whose sum will be much greater than the parts."

     Headquartered in Darien, CT, AEI is the oldest and largest international airfreight forwarder in the U.S. and a world leader in integrated logistics services, delivering multi-modal transportation, warehousing and distribution, customs brokerage and information management solutions across a network of 705 locations in more than 135 countries. With 7,770 employees worldwide, the Company generated gross revenues of more than $1.5 billion (DEM 2.8 billion and EURO 1.4 billion) in 1998. Information on AEI is available on the World Wide Web at www.aeilogistics.com.
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     The Danzas Group is one of Europe's leading logistics providers.  Around
29,000 employees produce annual sales of over CHF 7 billion. Founded in 1815 and headquartered in Basal, Switzerland, Danzas is present in 50 countries on all continents. Information on Danzas is available on the World Wide Web at www.danzas.com.
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     This press release contains forward-looking statements.  Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those anticipated; among these are the Company's dependence upon conditions in the air and ocean freight forwarding industry, the size and resources of many of the Company's competitors and the need for the Company to continue to effectively integrate acquired businesses and successfully deliver its primary services. Additional information with respect to these and other factors which could materially affect the Company is included in the Company's filings with the Securities and Exchange Commission, including its most recent proxy statement and 10-K.

CONTACTS:

AEI Investor Relations            Mr. Dennis Dolan             Darien, CT USA            203 655 5713
Deutsche Post Press Relations     Dr. Martin Dopychai          Bonn, Germany             49 228 182 9988
Danzas Press Relations            Mr. Patrick Kaiser           Basel, Switzerland        41 61 268 7612
AEI Press Relations               Ms. Candace Bouchard         Darien, CT USA            203 655 5792/5753

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